Direct Dial: 212-801-9362
e-mail: marsicoa@gtlaw.com

January 22, 2007

VIA FACSIMILE
-------------

Mr. Jay Williamson
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop: 35-61

               Re:    Media & Entertainment Holdings, Inc.
                      Form S-1 Registration Statement, as amended
                      File No. 333-128218
                      -------------------


Dear Mr. Williamson:

        Reference is made to the Registration Statement on Form S-1 (File No. 333-128218) of our client, Media & Entertainment Holdings, Inc., a Delaware corporation (the "COMPANY"), originally filed with the Securities and Exchange Commission (the "COMMISSION") on September 9, 2005 and amended by Amendment No. 1 thereto filed with the Commission on October 17, 2005, Amendment No. 2 thereto filed with the Commission on May 11, 2006, Amendment No. 3 thereto filed with the Commission on August 25, 2006, Amendment No. 4 thereto filed with the Commission on October 23, 2006, Amendment No. 5 thereto filed with the Commission on November 9, 2006, and Amendment No. 6 thereto filed with the Commission on December 22, 2006 (as heretofore amended, the "REGISTRATION STATEMENT").

        Further to a discussion between you and Andrew Abramowitz of Greenberg Traurig, LLP, the Company's outside counsel, on January 18, 2007 concerning the status of the staff's review of the Registration Statement, we understand that you have advised that the staff's written comments to Amendment No. 6 to the Registration Statement should be forthcoming no later than January 26, 2007.

        Accordingly, given the status of the staff's review process, we respectfully advise the staff that the Company and the representatives of the underwriters have scheduled "road show" meetings in connection with the offering commencing on February 14, 2007 and that a tentative closing for the offering has been targeted for February 26, 2007. We have been advised by the offering participants that the above timetable is critical to the success of this offering, particularly in light of the fact that the initial filing of the Registration Statement was made in September 2005 (more than 15 months ago), and that failure to complete the offering in the near term would materially jeopardize their ability to successfully market and consummate the offering.

Securities and Exchange Commission
January 22, 2007
Page 2


        Our client acknowledges that the staff's review process has been particularly extensive in this offering in part due to certain adjustments and restructurings in the size of the offering, the securities offered and the terms thereof (as well as changes in Company board and management composition and insider equity participation), which has resulted in additional amendment filings (some of which have had substantial revisions) that may not have otherwise been made. However, the Company respectfully notes that each amendment filing, including the most recent Amendment No. 6 to the Registration Statement filed on December 22, 2006, has received an extensive 30-40 calendar day review by the staff (which we understand is somewhat unusual, even in connection with recent offerings by blank check companies), and each staff comment letter (including the most recent staff comment letter received in connection with Amendment No. 5 to the Registration Statement) has contained a range of new comments, many of which related to disclosure contained in the Registration Statement since the initial filing in September 2005. In that regard, our client respectfully notes that in an effort to facilitate the staff's review and expedite the process it has diligently sought to provide prompt and thorough responses to each of the staff's comments (both in detailed comment response letters and, where appropriate, in revised disclosure in the Registration Statement), and has expended considerable time and resources in connection therewith, including legal and accounting fees, all of which will not be reimbursed to the Company's principals (each of whom have loaned the Company substantial personal funds in connection with this offering) should the offering fail.

        In light of the foregoing, we would very much like to discuss with you and Mr. Reynolds at your earliest convenience this week whether the staff would be able to accommodate the timetable set forth in this letter, assuming the Company's receipt of the staff's comment letter on Amendment No. 6 no later than January 26, 2007 and the Company's prompt filing with the Commission of satisfactory responses thereto during the following three-week period. We would also like to discuss with you any additional steps the Company, the underwriters and the rest of the transaction team can take to facilitate this timetable.

        We would very much appreciate it if you could contact either Alan Annex at (212) 801-9323 or me at (212) 801-9362 to arrange a mutually convenient time this week for a conference call with you and Mr. Reynolds.

        Thank you very much, in advance, for your assistance in this matter.



                                                   Very truly yours,

                                                   /s/ Anthony J. Marsico

                                                   Anthony J. Marsico



cc:     Herbert A. Granath
        Harvey M. Seslowsky
        Peter H. Blum
        Stephen J. DeGroat
        James S. Cassel
        Alan I. Annex, Esq.
        Andrew Abramowitz, Esq.
        Robert S. Matlin, Esq.
        Joseph G. Krassy, Esq.
        Bart H. Friedman